SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of April 2003

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering AG confirms outlook for full year 2003

Berlin, Germany, April 29, 2003 –In the first quarter of 2003, net sales of Schering AG Group (FSE: SCH, NYSE: SHR) rose 6 per cent year-on-year after adjusting for currency effects. Overall, the company generated net sales of EUR 1.159 billion, 7 per cent less than the previous year’s figure. All Regions –except for Asia/Middle East –reported growth due to positive volume effects. Net sales rose in all four Business Areas after adjusting for currency effects, particularly due to the increased net sales of Betaferon® (+17%), Yasmin® (+105%) and Mirena (+26%). The Group’s ten top-selling products grew 15 per cent after adjusting for currency effects.

Operating profit of EUR 211 million remained at the previous year’s level despite the negative currency effects. The main reasons for this were the overall decrease in operating costs and greater effects from currency hedges. Net profit decreased by 10 per cent to EUR 127 million, primarily due to the elimination of the profit from Aventis CropScience, which was EUR 23 million in the first quarter 2002. Earnings per share were EUR 0.65 (–8%), based on 194 million shares on March 31, 2003.

“ Our business is growing continuously in our markets. We are especially proud of the continuous success of our key products in the U. S. with Betaferon® growing in that region by
26 per cent in a competitive environment and Yasmin® gaining 7.2 per cent of all new prescriptions,”said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. “ Although we envisage additional risks, we confirm our outlook for 2003.”

In fiscal year 2003, Schering anticipates a high single-digit increase in net sales after adjusting for currency effects. Although risks have increased, the company continues to anticipate high single-digit growth in earnings for the Group. Negative exchange rate effects are expected to decline over the course of the year and the elimination of the recurrent result from Aventis CropScience will become less important in the second half of the year. The anticipated growth does not include the income from the sale of Schering’s stake in Aventis CropScience and other one-time effects on the previous year’s result.

END

First Quarter 2003 Basic figures (year-on-year)

Net sales: EUR 1,159 million; +6% (after adjusting for currency effects); -7% (overall)

Gross profit: EUR 886 million; -7%

R& D costs: EUR 216 million; -2%

Operating profit: EUR 211 million; -1%

Net profit: EUR 127 million; -10%

EPS basic: EUR 0.65; -8%

Cash flow: EUR 195 million; -3%

Number of employees: 26,634 (average); +3%

The Interim Report of the first three months 2003 can be found at: www. schering. de/eng

An analyst conference call will be held and audio webcast on our website www. schering. de today, April 29, 2003, at 16.00 hours CET.

Schering will publish its Interim Report for the first six months on July 31, 2003.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology& Andrology, Diagnostics& Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R& D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

  This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

  Your contacts at Corporate Communication:

Business Communication: Oliver Renner, T: +49-30-468 124 31, oliver. renner@schering. de Business Communication: Dr. Friedrich von Heyl, T: +49-30-468 152 96; friedrich. vonheyl@schering. de Investor Relations: Peter Vogt, T: +49-30-468 128 38; peter. vogt@schering. de Investor Relations: Niels Matusch, T: +49-30-468 150 62; niels. matusch@schering. de

  Your contacts in the US:

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex. com

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex. com

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U. S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1/2003 at a Glance

Net sales up 6% after adjusting for currency effects

Outstanding growth of Yasmin®, Betaferon® and Mirena®

Operating profit at previous year’s level, despite negative currency effects

Key data	EURm		Change
	Q1/2003	Q1/2002	in %
Net sales	1,159	1,242	–7%
Gross profit	886	948	–7%
Operating profit	211	213	–1%
Profit from ordinary activities	204	217	–6%
Net profit	127	141	–10%
Cash flow	195	201	–3%

Basic earnings per share (EUR)	0.65	0.71	–8%
Number of employees (average)	26,634	25,761	+3%

Top-selling products			Sales Q1/2003	Change from Q1/2002
			EURm	total	currency adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	191	+4%	+17%
2.	Magnevist®	(diagnostics)	73	–9%	+5%
3.	Iopamiron®	(diagnostics)	63	+1%	+14%
4.	Ultravist®	(diagnostics)	61	–8%	0%
5.	Yasmin®	(fertility control)	56	+76%	+105%
6.	Diane®	(gynecology)	51	–17%	–5%
7.	Fludara®	(therapeutics)	40	0%	+17%
8.	Mirena®	(fertility control)	36	+15%	+26%
9.	Microgynon®	(fertility control)	30	–10%	+12%
10.	Meliane®	(fertility control)	28	–11%	+4%
	Total		629	+1%	+15%
Total as % of Group sales	54%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Schering AG Shares

Schering AG shares outperformed the German share index DAX by 7% in the 1st quarter of 2003, largely matching the STOXX Healthcare sector index. The share price closed at EUR37.25 at the end of March after listing at EUR42.28 at the start of the year.

The number of outstanding shares was reduced further due to the continuation of the share buy-back program. We bought back a total of 2.5  million treasury shares in the 1st quarter at an average price of EUR36. As of March 31, 2003, 194  million Schering AG shares were in circulation. At our Annual General Meeting on April 10, 2003, we again were granted authorization to buy back up to 15  million of the Company’s shares.

The rating agencies Standard & Poor’s and Moody’s evaluated the credit standing of Schering AG with “ A”and “ A2”respectively. The ratings –the first to be issued for Schering AG –confirm the Company’s excellent creditworthiness, solid financial position, balanced portfolio, and leadership positions in the market segments in which the Company is active.

Schering AG share ratios	Q1/2003	Q1/2002	Year 2002
Basic earnings per share (EUR)	0.65	0.71	4.39
Cash flow per share (EUR)	1.00	1.02	3.80

	March 31, 2003	March 31, 2002	December 31, 2002
Share price (EUR)	37.25	67.10	41.45
Market capitalization (EURm)	7,227	13,286	8,145
Shareholders’equity (EURm)	2,915	2,692	2,934
Number of shares (in millions)	194	198	196.5

Business Trends in the Schering AG Group

Q1/2003

Net sales by Region	EURm		Change from Q1/2002				% of total
	Q1/2003	Q1/2002	total	volume/price	currency	structure*	Q1/2003	Q1/2002
Europe Region	581	595	–2%	+3%	–2%	–3%	50%	48%
United States Region	289	311	–7%	+11%	–23%	+5%	25%	25%
Japan Region	122	119	+3%	+14%	–11%	0%	11%	10%
Latin America/ Canada Region	83	110	–25%	+19%	–44%	0%	7%	9%
Asia/Middle East Region	52	65	–20%	–11%	–9%	0%	4%	5%
Other Activities	32	42	–22%	–19%	–3%	0%	3%	3%
Total	1,159	1,242	–7%	+6%	–13%	0%	100%	100%

* Effects from acquisitions and divestitures

Net sales

Due to good increases in sales volumes, the Schering AG Group continued to see growth in almost all Regions in the 1st quarter of 2003. However, the rise in net sales of 6% after adjusting for currency effects was more than offset by negative exchange rate effects (–13%), as anticipated. Overall, we generated net sales of EUR1.159 billion, 7% less than the previous year’s figure.

In the Europe Region, net sales were positively affected by a 3% volume/price increase. Unfavorable exchange rates and sales of portions of our Finnish and German operations caused a slight decline in the overall net sales by 2%. After adjusting for currency effects, the substantial increases in the Regions United States (+16% including an acquisition effect), Japan (+14%), and Latin America/Canada (+19%) reflect the strength of our products in these markets. In the Japan Region, we were even able to overcompensate for continued pronounced exchange rate effects (–11%) and generated an overall growth of 3%. In the Asia/Middle East Region, we reported a decrease in net sales of 11% after adjusting for currency effects due in particular to one-time effects in the 1st quarter of 2002.

Net sales rose in all four Business Areas after adjusting for currency effects particularly because of increased net sales of Betaferon® by 17%, sales of Yasmin® (+105%) and Mirena® (+26%). Our contrast agents Iopamiron® (+14%) and Magnevist® (+5%) also posted increased currency adjusted net sales.

Operating profit and net profit

The Company’s operating profit of EUR211m remained at the previous year’s level despite the decline in net sales. The main reasons for this were the overall decrease in operating costs and greater effects from currency hedges. Net profit declined by 10% to EUR127m, primarily due to the elimination of the tax-free result from Aventis CropScience, which had contributed EUR23m in the 1st quarter of 2002.

Sales Trends by Region

Europe Region

Net sales in the Europe Region were positively affected by a 3% volume/price increase. However, considering exchange rate- and structure effects, net sales decreased by 2% to EUR581m. The structure effects include the divestment of the general practitioner division of our former subsidiary Asche AG in Germany, as well as the sale of the non-strategic portion of our Finnish operations.

Net sales in the Gynecology& Andrology business area rose slightly by 1% to EUR231m. Significant growth was generated in particular by our strategically important products Yasmin®, the net sales of which more than doubled, and Mirena® (+13%). In contrast, net sales of Diane® declined by 15% due to competition from generic products. The launch of Yasmin® in additional European markets (Italy, Portugal, Spain, Turkey) is progressing very successfully. In the area of male hormone therapy, we anticipate the market launch of Testogel® shortly.

Net sales of Specialized Therapeutics rose by 2% after adjusting for divestitures. The sales volume of our top-selling product, Betaferon®, increased by 9%. Positive factors in this regard included the launch of a room-temperature stable formulation of the product, the marketing of our autoinjectors Betaject® and Betaject® light for simplified delivery of Betaferon®, and the further intensification of our information campaigns on the treatment of multiple sclerosis (MS) aimed at physicians, healthcare personnel and patients.

In the Diagnostics& Radiopharmaceuticals business area, net sales decreased by 2% to EUR115m due to exchange rate effects. In addition, increased competition, in particular in the X-ray contrast media segment, adversely affected prices.

United States Region

Net sales in the United States Region rose by 16% after adjusting for currency effects –5% of this increase was attributable to the acquisition of Leukine®. However, this growth could not offset the negative exchange rate effects of 23%. Overall, net sales declined by 7% to EUR289m. The volume/price increase of 11% was mainly the result of higher sales of Betaferon® (+26%) and Yasmin®, net sales of which almost doubled.

Yasmin® continues to show the highest growth rate of oral contraceptives in the U. S. Within 21 months, Yasmin® gained a share of over 7% of new prescriptions. We are therefore well on the way to gaining a total share of 8% of the oral contraceptives market by the end of 2003. In addition, Mirena® continued to show a good sales growth.

In the Specialized Therapeutics business area net sales rose by 21% after adjusting for currency effects. Increased net sales of Betaferon® reflect that the higher dosage interferon treatment is continuing to displace the lower dosage treatment due to better clinical results. In addition, the launch of the room-temperature stable formulation of the product contributed to this growth in net sales. In March 2003, the U. S. Food and Drug Administration (FDA) has approved new labeling for Betaferon®, expanding its indication to treat all relapsing forms of MS.

Net sales in the Diagnostics& Radiopharmaceuticals business area rose by 5% currency adjusted. However, negative exchange rate effects led to an overall decline in net sales of 16% to EUR96m. In relation to the more frequent use of CT and MRI scans, net sales of application systems for contrast media increased by 12% after adjusting for currency effects. The higher number of MRI examinations also positively affected the sales of Magnevist®.

In the Dermatology business area we launched Finacea™ for the treatment of rosacea in the 1st quarter of 2003. We anticipate Finacea™ to make an important contribution to the development of our U. S. dermatology business.

Japan Region

Net sales in the Japan Region rose by 3% to EUR122m. Exchange rate effects of –11% adversely affected our business, but were overcompensated by excellent growth of 14% (currency adjusted) because of an 18% increase in sales volume.

All Business Areas and nearly all of our key products contributed to this rise in net sales. In particular, the increase was driven by our top-selling products in this Region, Iopamiron® and Magnevist®, whose sales volumes grew by 19% and 20%, respectively.

Net sales in the Gynecology& Andrology business area rose by 11% to EUR6m. We expanded our leadership position in the growing market for oral contraceptives with Triquilar®, due to our increased information activities aimed at physicians and women.

In the Specialized Therapeutics business area (net sales: EUR27m) we intensified our information program on multiple sclerosis treatment, which led to an increase in the number of patients treated with Betaferon®. Net sales of Betaferon® developed positively.

Net sales in the Diagnostics& Radiopharmaceuticals business area increased by 2% to EUR82m. Despite the increased competition, sales volume grew by 17%. Just four months after its launch, our liver-specific MRI contrast agent Resovist® captured a market share of 60%.

Latin America/Canada Region

In the Latin America/Canada Region, net sales declined by 25% to EUR83m because positive volume and price effects could not offset the strong negative currency effects of 44%. We were able to raise prices, particularly in countries affected by currency devaluations. Good sales volume growth of 7% enabled us to partially expand our market shares, considerably in some cases. This development underscores our strategy of not cutting back on our commitments in the affected regions in times of economic uncertainty. Therefore we gain additional market shares that will reinforce our position when the economy recovers.

In the Gynecology& Andrology business area, net sales declined by 28% to EUR54m –again due to strongly negative exchange rate effects –despite an increase in sales volume of 5%. The launch of Yasmin® in Brazil, Mexico and Ecuador has been successful. By the end of the year, we anticipate launching Yasmin® across all of Latin America.

Net sales in the Specialized Therapeutics business area decreased by 13% to EUR15m. The remarkable sales volume growth of 12% was attributable primarily to Betaferon® (+15%), which showed a high acceptance particularly in Canada, Argentina and Mexico.

Asia/Middle East Region

Net sales in the Asia/Middle East Region declined currency adjusted by 11% and amounted in total to EUR52m. 6% of this decline was due to a decrease in sales volume. This resulted from acyclical sales in the previous year, which had led to a disproportionate increase in net sales in the 1st quarter of 2002, and from the termination of a distribution partnership in Indonesia.

Yasmin®, which we intend to introduce in further key markets in the Region in the course of the year, continued to perform well.

Net sales of Specialized Therapeutics rose by 15% to EUR9m due in particular to good increases in sales volumes for our key strategic products Betaferon® and Fludara®.

The decline in net sales in the Diagnostics& Radiopharmaceuticals business area by 14% to EUR18m was attributable to exchange rate effects and declining prices that could not be compensated by the 6% growth in sales volumes. These effects were reflected in the performance of Ultravist®, which was our top selling product in the Region, generating net sales of EUR13m.

Sales Trends by Business Area

Q1/2003

Net sales by Business Area and important indication areas*
	EURm		Change from Q1/2002				% of total
	Q1/2003	Q1/2002	total	volume/price	currency	structure**	Q1/2003	Q1/2002
Gynecology& Andrology***	377	406	-7%	7%	-14%	0%	33%	33%
Fertility control	302	311	-3%	12%	-15%	0%	26%	25%
Hormone therapy	73	94	-22%	-6%	-15%	-1%	6%	8%
Specialized Therapeutics	383	395	-3%	8%	-12%	1%	33%	32%
Central nervous system (CNS)	208	205	2%	15%	-12%	-1%	18%	16%
Cardiovascular	38	50	-26%	-17%	-9%	0%	3%	4%
Oncology	107	101	6%	7%	-14%	13%	9%	8%
Diagnostics& Radiopharmaceuticals	317	341	-7%	6%	-13%	0%	27%	27%
X-ray contrast media	150	157	-4%	6%	-10%	0%	13%	13%
MRI contrast agents	77	83	-7%	7%	-14%	0%	7%	7%
Radiopharmaceuticals	35	40	-11%	-6%	-5%	0%	3%	3%
CM application technologies	53	59	-10%	12%	-22%	0%	4%	5%
Dermatology	51	55	-8%	9%	-13%	-4%	4%	4%
Other sources	31	45	-30%	-24%	-6%	0%	3%	4%
Total	1.159	1.242	-7%	6%	-13%	0%	100%	100%

* The indented figures do not add up to the total sales figures as only the important indication areas are listed.

** Effects from acquisitions and divestitures

*** In 2002, the business area Fertility Control& Hormone Therapy was renamed Gynecology& Andrology to reflect our focus on specific healthcare solutions for women and men.

Gynecology& Andrology

The increase in net sales of 7% after adjusting for currency effects in the Gynecology& Andrology business area is principally the result of the excellent performance of Yasmin®. New study data on Yasmin® published recently in the U. S. scientific Journal of Reproductive Medicine indicated that the use of this product significantly decreases the physical and emotional symptoms associated with premenstrual syndrome (PMS).

Specialized Therapeutics

The Specialized Therapeutics business area saw a volume/price increase (+8%) in net sales due in large part to the continuous growth of Betaferon® (+17% currency adjusted).

At the renowned annual meeting of the American Academy of Neurology, new studies and projects concerned with the development of additional treatment options for multiple sclerosis were presented, which documented the excellent efficacy of Betaferon®. Our MS product proved to be considerably more effective than a competing drug in a follow-up study to the independent INCOMIN trial. At the same time, the initial phase of the BEYOND study, which compares the safety and efficacy of various MS therapy protocols, was successfully completed.

Diagnostics& Radiopharmaceuticals

Net sales in the Diagnostics& Radiopharmaceuticals business area increased by 6% after adjusting for currency effects, due in particular to Iopamiron®, Magnevist® and application technologies for contrast media.

In addition to Magnevist®, our innovative MRI contrast media Gadovist® for CNS indications and Resovist® for liver-specific diagnostics are allowing us to continually expand our leadership position in the market for magnetic resonance imaging.

Dermatology

Dermatology net sales rose by 9% after adjusting for currency and divestiture effects. We anticipate the market launch of Finacea™ in the U. S. in the 1st quarter to make an important contribution to future net sales growth in this Business Area.

Capital Expenditure

The Company’s capital expenditure in 2003 will amount to approximately EUR300m, an increase of 7% over EUR281m in 2002. The reasons for this are increased demand of product volume, regulatory standards and technological developments. 57% of this investment total has been allotted to Germany, 16% to the other countries of the European Union, and 14% to the U. S.

In Germany, at our Berlin site, we will continue the construction of a substance library to support automated drug discovery as well as progress with our plans for a new research building. At our Bergkamen site, we will push the expansion of our chemical and microbiological production capacity for active ingredients. In Weimar, we are continuing the planning of additional production capacities to meet growing volume demand.

In Finland, we will progress with the construction of a development and production facility for our innovative DELVIVO™ technology. This technology allows the active ingredients of drugs to be administered in regular amounts over prolonged periods of time.

In the United States, we will continue measures to expand our biotechnology development plant in Richmond, California.

Personnel

Personnel	Q1/2003	Q1/2002	Change	Year 2002
Employees*	26,634	25,761	+3%	26,245
Personnel costs in EURm**	392	398	–2%	1,595

* Average

** Wages and salaries, social security and support payments, pensions

Number of employees (average)	Q1/2003	Q1/2002	Change
Schering AG	8,349	8,075	+3%
Europe Region	8,257	8,063	+2%
United States Region	3,649	3,205	+14%
Japan Region	1,579	1,649	–4%
Latin America/Canada Region	2,503	2,498	0%
Asia/Middle East Region	1,395	1,550	–10%
Other employees	902	721	+25%
Total	26,634	25,761	+3%

The rise in the number of employees in the United States Region was largely the result of the operations acquired there in the previous year. The decrease in the Asia/Middle East Region was connected with the termination of a distribution partnership in Indonesia in which our former partner assumed parts of our production process. The increase in Other employees was due to the expansion of hormone production at our subsidiary Proquina in Mexico.

Executive Board Changes

On April 10, 2003, Dr. Joerg Spiekerkoetter assumed responsibility for finance and administration in the Executive Board of Schering AG. He replaces Professor Dr. Klaus Pohle, who held this position since 1981 and has retired from the Executive Board. Dr. Spiekerkoetter will continue to be responsible for human resources.

Consolidated Income Statements

EURm
	Q1/2003	Q1/2002	Change	Year 2002
Net sales	1,159	1,242	–7%	5,023
Cost of sales	–273	–294	–7%	–1,212
Gross profit	886	948	–7%	3,811
Costs of
marketing and selling	–380	–400	–5%	–1,629
engineering and administration	–125	–124	+1%	–566
research and development	–216	–221	–2%	–947
Other operating expenses/income	46	10		72
Operating profit	211	213	–1%	741
Recurrent result from Aventis CropScience	–	23		45
Other financial result	–7	–19		–68
Income from disposal of Aventis CropScience	–	–		689
Acquisition-related expenses	–	–		–262
Profit from ordinary activities	204	217	–6%	1,145
Income taxes	–76	–77	–1%	–276
Net profit before minority interest	128	140	–9%	869
Minority interest	–1	1		–2
Net profit	127	141	–10%	867

Basic earnings per share (EUR)	0.65	0.71	–8%	4.39
Diluted earnings per share* (EUR)	0.65	0.71	–8%	4.38

* Diluted by stock options issued as part of Long Term Incentive Plans

Despite the decline in net sales, the Company’s operating profit matched last year’s level due to an overall decrease in operating costs as well as greater effects from currency hedges.

The Company’s net profit decreased by 10% to EUR127m. This trend is attributable largely to the elimination of the tax-free result from Aventis CropScience, which amounted to EUR23m in the 1st quarter of 2002.

Consolidated Balance Sheets

EURm
Assets	March 31, 2003	December 31, 2002

Goodwill	408	426
Other intangible assets	409	420
Property, plant and equipment	1,223	1,230
Financial assets	113	120
Fixed assets	2,153	2,196

Inventories	993	971
Receivables and other assets	1,503	1,568
Marketable securities	244	249
Cash and cash equivalents	428	408
Other non-current and current assets	3,168	3,196
	5,321	5,392

Equity and liabilities	March 31, 2003	December 31, 2002

Paid-up capital	528	528
Retained earnings	2,387	2,406
Shareholders’equity	2,915	2,934
Minority interest	16	15

Non-current provisions and liabilities	1,099	1,136
Current provisions and liabilities	1,291	1,307
Provisions and liabilities	2,390	2,443
	5,321	5,392

Consolidated Cash Flow Statements EURm

	Q1/2003	Q1/2002	Year 2002
Net profit before minority interest	128	140	869
Depreciation of fixed assets	74	64	318
Change in long-term provisions	–18	5	29
Other non-cash expenses and income	19	1	–40
Result from disposal of fixed assets	–8	–9	–651
Purchase of Leukine® development project	–	–	224
Cash flows before working capital changes	195	201	749
Change in inventories and receivables	–8	–97	–251
Change in liabilities and provisions (other than long-term)	–25	–23	86
Cash flows from operating activities	162	81	584

Purchase of fixed assets	–67	–94	–559
Proceeds from disposal of fixed assets	12	50	1,601
Purchase and sale of marketable securities	–1	0	–165
Purchase of Leukine® development project	–	–	–224
Acquisitions net of cash acquired	–	–	8
Proceeds from disposal of subsidiaries net of cash disposed	–	–	24
Cash flows from/used in investing activities	–56	–44	685

Dividend payment of Schering AG	–	–	–164
Change in financial liabilities	8	0	–133
Funding of “ Schering Pension Trust”	–	–	–500
Purchase of treasury shares	–90	–	–234
Cash flows used in financing activities	–82	0	–1,031

Net change in cash and cash equivalents	24	37	238
Effects of exchange-rate movements on cash and cash equivalents	–4	1	–22
Cash and cash equivalents at January 1	408	192	192
Cash and cash equivalents at March 31 / December 31	428	230	408

Consolidated Statements of Changes in Shareholders’Equity

EURm
	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Shareholders’equity
January 1, 2002	528	1,895	101	32	2,556
Changes in unrealized gains/losses	–	–	–	–11	–11
Translation adjustments	–	–	6	–	6
Net profit	–	141	–	–	141
March 31, 2002	528	2,036	107	21	2,692

January 1, 2003	528	2,512	–133	27	2,934
Changes in unrealized gains/losses	–	–	–	–9	–9
Translation adjustments	–	–	–47	–	–47
Net profit	–	127	–	–	127
Purchase of treasury shares	–	–90	–	–	–90
March 31, 2003	528	2,549	–180	18	2,915

Further Information

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies. The Interim Report complies with International Accounting Standard IAS 34.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

The exchange rates of the currencies that are of particular importance to the Group developed as follows:

	Closing rate (Basis: 1 EUR)		Average rate (Basis: 1 EUR)
	March 31, 2003	March 31, 2002	Q1/2003	Q1/2002
U. S. dollar	1.09	0.87	1.08	0.87
Pound sterling	0.69	0.61	0.68	0.61
Brazilian real	3.66	2.03	3.78	2.05
Japanese yen	129.18	115.51	128.55	115.43

Segment Reporting

EURm
Q1/2003	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment perform- ance	Change year- on-year	Segment result	Change year- on-year
Europe Region	821	240	581	–2%	259	–5%	148	–10%
United States Region	290	1	289	–7%	86	0%	25	–7%
Japan Region	122	–	122	+3%	57	+50%	31	+182%
Latin America/ Canada Region	97	14	83	–25%	31	–18%	11	–27%
Asia/Middle East Region	55	3	52	–20%	22	–27%	10	–44%
Other Activities	59	27	32	–22%	13	–41%	1	–90%
Segment total	1,444	285	1,159	–7%	468	–4%	226	–8%
Research and development expenses	–	–	–	–	–216	–2%	–	–
Central production overheads and production variances	–	–	–	–	–26	+24%	–	–
Other	–	–	–	–	–15	–53%	–15	–53%
Schering AG Group	1,444	285	1,159	–7%	211	–1%	211	–1%

EURm
Q1/2002	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment perform- ance	Change year- on-year	Segment result	Change year- on-year
Europe Region	820	225	595	+7%	273	+10%	164	+15%
United States Region	312	1	311	+29%	86	+28%	27	+170%
Japan Region	120	1	119	–15%	38	–7%	11	–8%
Latin America/ Canada Region	120	10	110	–8%	38	–10%	15	–42%
Asia/Middle East Region	68	3	65	+30%	30	+67%	18	+80%
Other Activities	68	26	42	–15%	22	–8%	10	–23%
Segment total	1,508	266	1,242	+7%	487	+10%	245	+15%
Research and development expenses	–	–	–	–	–221	+8%	–	–
Central production overheads and production variances	–	–	–	–	–21	–13%	–	–
Other	–	–	–	–	–32	+52%	–32	+52%
Schering AG Group	1,508	266	1,242	+7%	213	+11%	213	+11%

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

Outlook

In fiscal year 2003, we anticipate a high single-digit increase in net sales for the Schering AG Group after adjusting for currency effects and expect all Regions to contribute to this growth. In the United States Region in particular we expect disproportionately high net sales growth of approximately 15% in U. S. dollar terms.

Although risks have increased, we continue to anticipate high single-digit growth in earnings. Negative exchange rate effects are expected to decline over the course of the year and the elimination of the recurrent result from Aventis CropScience will become less important in the second half of the year. The anticipated growth does not include the income from the sale of our stake in Aventis CropScience and other one-time effects on the previous year’s result.

Berlin, April 24, 2003

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on April 24, 2003, the Interim Report Q1/2003 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, April 24, 2003

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the “ Safe Harbor”provision of the U. S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement.

Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U. S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: April 29, 2003